SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2013

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

São Paulo, December 11, 2013.

Mr.

Nelson Barroso Ortega

Gerência de Acompanhamento de Emissores

BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros

c.c. CVM - Comissão de Valores Mobiliários

Mr. Fernando Soares Vieira - Superintendente de Relações com Empresas

Mr. Waldir de Jesus Nobre - Superintendente de Relações com o Mercado e Intermediários

Dear Sirs,

In regards to Ofício GAE 3876-13, which requests clarifications on the “news published in the newspaper Valor Econômico, edition of 12/10/2013, containing, among other information, that on 2014 Gafisa will be a company with Sales Value (PSV) of launches around R$ 3 billion and, thereafter, company organic growth will correspond to GDP plus inflation.”

The Sales Value (PSV) of launches, in reference, corresponds to the historical values of the Company theoretical PSV, including not only the strategic repositioning of Gafisa and Tenda brands but also the sale of an 70% equity stake in Alphaville Urbanism SA, announced on December 9, 2013. These values are being considered in the preparation of the Company business plan, still pending approval, and as soon as they are approved, Gafisa will inform the market, trough Reference Form update and Material Fact.

Best regards,

GAFISA S.A.

André Bergstein

Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 11, 2013

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Executive Officer